400 Collins Road NE
Cedar Rapids, IA 52498

July 6, 2012

Lyn Shenk

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington D.C. 20549

Re:	Rockwell Collins, Inc.
Form 10-K for the fiscal year ended September 30, 2011 (our Form 10-K)
Filed November 15, 2011
File No. 001-16445

Dear Mr. Shenk:

On behalf of Rockwell Collins, Inc. (the Company), we are responding to the comments of the staff (the Staff) of the Securities and Exchange Commission (the SEC or the Commission) dated June 5, 2012 with respect to the above referenced filing (the Comment Letter). Our response to the Comment Letter is being submitted on July 6, 2012 in accordance with the revised due date previously agreed to with Theresa Messinese.

We confirm that we are responsible for the adequacy and accuracy of the disclosures in our filings. Furthermore, we acknowledge that (i) neither Staff comments nor changes in our disclosure in response to Staff comments preclude the Commission from taking any action with respect to the filings and (ii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter, with the Staff’s comments presented in bold text. The Company’s responses are presented below each comment under the heading “Response.”

Form 10-K for Fiscal Year Ended September 30, 2011

Management’s Discussion and Analysis

Results of Operations

Segment Financial Results, page 24

1.	In the discussion of the operating earnings of each segment in the fiscal 2011 Form 10-K and subsequent Form 10-Qs, you cite changes in sales along with the related costs and associated operating earnings. For each current period for each segment, it is noted that the associated margin percentage of these changes in sales is materially disproportionate to that segment’s earnings as a percent of the segment’s revenue but there is no analysis of the disproportionality. For example, in the fiscal 2011 Form 10-K for the Commercial segment for 2011, the $223 million sales increase and associated incremental earnings of $114 million cited computes to a margin of 51.1%, whereas the segment’s earnings as a percent of its sales was only 19.1% for the year. Please explain to us and disclose the reason for the disproportionality that exists in each period.

Response:

We confirm that our future MD&A disclosures will clarify the reasons for the disproportionality between operating earnings (which is net of SG&A and other relevant overhead costs) and the variable gross margins attributable to incremental (or lower) sales volumes. The reasons for the disproportionality cited in your letter are explained in greater detail below, but primarily result from: (i) the relatively high gross profit margins we realize on sales in order to recoup our substantial up-front investments in research and development (R&D) and (ii) our ability to leverage the fixed costs present in our shared service operating model across higher sales volumes.

As with most businesses operating in the Aerospace and Defense industry, the cost profile of our Company is characterized by the presence of both variable and fixed (overhead) costs. Examples of fixed costs present in our operating model include substantial investments in company funded R&D expense, depreciation, amortization of intangible assets, leased facility and equipment costs, and other non-variable items. Our 2011 Form 10-K currently provides detail about many of these items. Page 20 of our 2011 Form 10-K, for example, provides detail of company-funded R&D expense for each of our segments. Similarly, footnote 25 (page 86 of our 2011 Form 10-K) provides disclosure of depreciation and amortization expense by reportable segment. Facilities are discussed in Item 2 of our 2011 Form 10-K (page 13) with additional disclosure of rent expense found in footnote 21 (page 83 of our 2011 Form 10-K). Because of our substantial up-front investment in R&D, the gross profit we realize from follow on sales must be sufficiently high to allow us to recoup our fixed costs.

Another fundamental characteristic of our Company that is discussed on pages 17-18 of our 2011 Form 10-K is our integrated structure and shared service operating model. Under our shared service operating model, certain functions and processes are leveraged for the benefit of the entire organization. By applying common tools and systems across our businesses, we can better manage our fixed cost structure. For example, in periods of adverse market conditions and declining sales volume, we react quickly and implement restructuring plans to align our cost profile as needed (see page 17 and also footnote 24 of our 2011 Form 10K for recent examples of this). When sales volumes increase, the shared service model allows us to operate in a lean fashion, delivering higher earnings without incurring significant increases to overhead costs. The disproportionality between the 19.1% operating margin reported by Commercial Systems for 2011 and the 51.1% incremental margin that resulted from the higher sales volume is a result of leveraging the fixed costs present in our shared service operating model.

In response to your comment, when disproportionality exists between total segment operating margins and the margins achieved on incremental sales volumes, we will enhance our future disclosure by including additional clarifying statements in the Overview and Outlook section of our MD&A (found on pages 17 -28 of 2011 Form 10-K), similar to the following:

We have a highly integrated business reliant upon a shared service operating platform. Under our shared service operating model, certain functions and processes are utilized for the benefit of the entire organization. The integrated nature of our business also allows us to leverage product and service capabilities across our segments in a manner we believe is unique in our industry. By applying common tools and systems across our businesses, we can better manage our fixed cost structure and maximize our R&D investments as technological advancements developed by one side of our business may be shared with the other. This integration is evidenced by our product and technology centers of excellence in areas such as displays, communication, navigation and surveillance, through which we apply our core competencies to solutions in both Government and Commercial Systems.

By leveraging the fixed costs present in our shared service operating model, we typically can deliver higher earnings on incremental sales volumes as variable gross margins for our core products and services in Commercial Systems tend to be approximately 40 to 50 percent. Variable gross margins in our Government Systems business can often approximate those realized in Commercial Systems, as a significant portion of Government Systems revenues are derived from firm-fixed price contracts with commercial terms. The gross margin realized by Government Systems on cost-reimbursable contracts and early stage development programs tends to be lower.

Our discussion of Commercial Systems sales and operating earnings on page 29 of the 2011 Form 10-K would also be revised prospectively as follows:

$223 million sales increase discussed in the Commercial Systems sales section above resulted in a $109 million increase in costs and incremental earnings of $114 million, at a gross margin of 51 percent, which is consistent with the gross margins typically reported for this business.

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies

Revenue Recognition, page 51

2.	You disclose here that changes in estimates of profit or loss on contracts are included in earnings on a cumulative basis in the period the estimate is changed. In “Accounting for Long-Term Contracts” within the critical accounting policies section of your MD&A, you disclose that changes in these underlying estimates due to revisions in sales and cost estimates may result in profit margins being recognized unevenly over a contract as such changes are accounted for on a cumulative basis in the period estimates are revised, and that significant changes in estimates related to accounting for long-term contracts may have a material effect on your results of operations in the period in which the revised estimate is made. Please quantify for us the aggregate gross favorable and aggregate gross unfavorable pre-tax changes in these estimates recorded in your results of operations for each of the last three fiscal years.

Response:

In response to the Staff’s comment, we note that over the past three years, less than 20 percent of our consolidated revenues were attributable to long-term contracts accounted for under the percentage-of-completion (POC) method per Accounting Standard Codification (ASC) section 605-35. Our POC revenue as a percentage of total revenue is significantly lower than many of our Aerospace and Defense industry peers. This is due to a variety of factors, including differences in customer mix and the nature of the products and services offered, as well as the fact that our Company has comparatively fewer cost reimbursable type contracts (as disclosed in Item 1A “Risk Factors” of our 2011 Form 10-K, on page 11). In fiscal year 2011, for example, 19 percent of our revenues were accounted for pursuant to the POC methodology, with the vast majority of this amount being attributable to long-term contracts within our Government Systems reportable segment.

As disclosed in our 2011 Form 10-K, changes in the estimated profit rate on long-term contracts accounted for under the POC method can result in “cumulative catch up” adjustments to earnings, recorded in the period the profit rate estimate is changed.

Our Company reviews estimated profit rates for long-term contracts on at least a quarterly basis. In addition, we monitor the gross favorable and unfavorable impact to earnings that result from cumulative catch-up profit rate adjustments. Historically, the impact of these profit rate adjustments has been insignificant. For the last three fiscal years, the net profit rate adjustments recorded equate to less than one percent of our pre-tax income from continuing operations and are presented below. The aggregate amount of gross favorable and unfavorable pre-tax changes in estimates recorded in our results of operations for the last three fiscal years are as follows:

	Twelve months ended September 30
	2011	2010	2009
($USD millions)
Gross favorable adjustments	$29	$24	$29
Gross unfavorable adjustments	(31)	(30)	(28)
Total profit rate adjustments	$(2)	$(6)	$1

(as % of pre-tax income)
Gross favorable adjustments	3.4%	3.0%	3.4%
Gross unfavorable adjustments	(3.6%)	(3.8%)	(3.3%)
Total profit rate adjustments	(0.2%)	(0.8%)	0.1%

In addition, the impact from individual contract profit rate adjustments has also been insignificant. Over the last three fiscal years, the largest individual contract profit rate adjustment impacted pre-tax income from continuing operations by less than one percent.

In the event profit rate adjustments have a significant impact on our results of operations, we confirm that we will quantify that impact by including disclosure of the gross favorable and gross unfavorable amounts. In addition, we confirm that any material amount resulting from an individual contract profit rate adjustment will be disclosed separately within Management’s Discussion & Analysis.

We also note that subsequent to the filing of our 2011 Form 10-K, we introduced the disclosure below as part of our Form 10-Q filing for the quarterly period ended March 31, 2012. Given that the profit rate adjustments recorded have not historically had a significant impact on our results of operations; we believe that the following disclosure is appropriate.

The disclosure cited below can be found on page 37 of the March 31, 2012 Form 10-Q, filed with the SEC on April 19, 2012:

One of the Company's Critical Accounting Policies relates to accounting for long-term contracts, as about 20 percent of our sales are accounted for under the percentage-of-completion method of accounting. Under this method of accounting, changes in estimated revenues, cost of sales and the related effect to operating income are recognized using a cumulative catch-up adjustment which recognizes in the current period the cumulative effect of the changes on current and prior periods based on a contract's percent complete. During the three and six months ended March 31, 2012 and 2011, cumulative catch-up adjustments had an immaterial impact to our income from continuing operations.

*****

If you require additional information, please contact Marsha Schulte, Vice President, Finance and Controller, at (319) 295-7102. You may also contact me at (319) 295-7210.

Sincerely,

/s/ Patrick E. Allen

Patrick E. Allen

Senior Vice President and Chief Financial Officer

Rockwell Collins, Inc.